UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MaRCH 24, 2011

DATE, TIME, AND PLACE:

March 24, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalii - Directors. Absent by justified reasons the Director Mr. José de Paiva Ferreira.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fábio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal for declaration of Interest on Company’s Capital, in the amount of R$ 600,000,000.00 (six hundred million reais), according to the proposal of the Board of Executive Officers of March 17, 2011; (b) propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2011 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors; (c) propose to general meeting the compensation of the Company administrators and the members of the Audit Committee; (d) approve the installation of the Company’s Risk Committee as well as the Company’s Corporate Governance, Ethics and Sustainability Committee; (e) approve the Company’s Policy of Disclosing Information related to the Risk and Requested Assets Management, pursuant to article 1º, 2º paragraph, of the Circular # 3.477 of December 23, 2009, issued by Brazilian Central Bank.(f) approve the amendment of the Policy of Managing Credit Risk, pursuant to the Resolution # 3.721, of April 30, 2009, of the National Monetary Council. (g)  approve the Report of Managing Operational Risk, pursuant to article 3, item I, of the Resolution # 2.554, of September 24, 1998, and article 3, 1º paragraph, of the Resolution # 3.380, June 29, 2006, both issued by National Monetary Council, as well as, article 4º, sole paragraph, of the Resolution # nº 249, dated of 20 February 2004, of the Superintendency of Private Insurance; and (h) knowledge of the Company’s economic financial results related to February 2011.

[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)          Approved, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on March 17, 2011, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2012, of Interest on the Company´s Capital in the gross amount of R$ 600,000,000.00 (six hundred million reais), corresponding to R$ 1.43656022 per batch of one thousand (1,000) ordinary shares, R$ 1.58021625 per batch of one thousand (1,000) preferred shares, and R$ 158.02162460 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1.22107619 per batch of one thousand (1,000) ordinary shares, R$ 1.34318381 per batch of one thousand (1,000) preferred shares, and R$ 134.31838091 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of March 24, 2011, including. Therefore, as of March 25, 2011, the Company’s shares shall be traded “Ex- Interest on Capital”. The amount of Interests on Capital approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid In a future date to be determined. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Approved, pursuant to article 17, items X and XVIII, of the Company’s Bylaws, the proposal for an amendment on the date in which dividends and interest on the Company’s Own Equity shall be paid, related to the fiscal year 2011, which is, up to one hundred and eighty (180) days from the date of its disclosure by the Company’s Board of Directors; This proposal of the date alteration has the aim of promoting transparency to the shareholder’s remuneration structure, taking in consideration the Company’s financial strategy as well as the efficiency of its financial and administrative costs, and, if approved by the Company’s shareholders, it shall be applied inclusive to the payment of interests on the Company’s own equity herein approved, as of item “a” above. This proposal shall be approved by the Company’s General Meeting, to be summoned;

(c)        Approved, as of recommendation of the Nomination and Remuneration Committee, the proposal of remuneration of the Company’s officers, in the amount up to R$ 283.540.000,00 related to 2011 and the proposal of remuneration of the Audit Committee in the amount up to R$ 3.960.000,00, for the period of twelve (12) months from this date. This proposal, as of article 6º, paragraph 3º of the Company’s Bylaws, shall be approved by the Company’s Annual General Meeting, to be summoned;

[Free English Translation]

(d)       Approved, pursuant to article 17, item XVIII, of the Company’s Bylaws, the installation of the following committee, without authority to take any decision: (i) Risk Committee, shall have the objective of: reviewing and following the implementation of the policy and  methodology of capital allocation, assuring that all regulatory as well as management of risks requirements are been fulfilled, including the establishment of limits of exposure to risks, such as, market, financial, credit, liquidity, legal, image and operational risks; and  (ii) Corporate Governance, Ethics and Sustainability Committee; shall have as its objective: to propose, to monitor and to validate processes and policies which reinforce the Company management, which is transparent and respectful and by promoting the sustainable development, by means of discussions of subjects related to ethics, sustainability and practices of corporate governance, with the aim of generating value to all public with relationship with the Company. The Officers herein inform that the above mentioned installation of the members for the respective Committee shall be importunately held. At last, the Officers authorize the Company’s managers to take all necessary actions to the effective installation of the above mentioned Committee and to the drafting of its respective internal regulation;

(e)        Approved, pursuant to article 1º, 2º paragraph, of the Circular # 3.477, of December 23, 2009, of the Brazilian Central Bank, the Company’s Policy of Disclosing Information related to the Risk and Requested Assets Management. Such required information by the above mentioned Circular shall be periodically disclosed on the Company website;

(f)        Approved, pursuant to the Resolution # 3.721, of April 30, 2009, of the National Monetary Council, the amendment of the Company’s Policy of Managing Credit Risks approved by the Company’s Board of Directors on April 28, 2010;

(g)        Approved, pursuant to article 3, item I, of the Resolution  # 2.554, of September 24, 1998, and article 3, 2º paragraph, of the Resolution # 3.380, of June 29, 2006, both issued by National Monetary Council, as well as, article 4º, sole paragraph, of the Circular # 249, of  February 20, 2004, of the Superintendency of Private Insurance, the Company’s and its controlled companies’ report of managing operational risk, technological, business maintenance, and evaluation of internal controls, related to the semester ending on December 31, 2010; and

(h)       Finally, acknowledge the Company’s economic financial results related to February 2011.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, March 24, 2011. a) Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

[Free English Translation]

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Officer without specific designation

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation